                                                                       EXHIBIT 2

                           GLOBAL-TECH APPLIANCES INC.

     Quarterly Report for the Three and Six Months ended September 30, 2002




--------------------------------------------------------------------------------
Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, the financial condition of the Company's customers, product demand and market acceptance, the success of new product development, reliance on material customers and key strategic alliances, availability and cost of raw materials, the timing and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including its most recent Report on Form 20-F.
--------------------------------------------------------------------------------

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                  (Amounts expressed in United States dollars)

                                                                                September 30,         March 31,
                                                                                    2002                2002
                                                                             ------------------------------------
                                                                                 (unaudited)          (audited)
                                                                                          (in thousands)
                                     ASSETS

Current assets:
       Cash and cash equivalents                                             $     31,893        $    48,589
       Short-term investments                                                      28,497              8,678
       Accounts receivable, net                                                    16,453             12,318
       Deposits, prepayments and other assets                                       2,696              2,158
       Inventories, net                                                            10,423              9,646
                                                                             --------------------------------
             Total current assets                                                  89,962             81,389

 Loan to a director                                                                   306                306
 Property, plant and equipment                                                     33,454             34,198
 Land use rights                                                                    1,976              2,002
 License                                                                            3,967              4,317
 Patents                                                                              276                286
 Promissory note receivable                                                           728                775
                                                                             --------------------------------
             Total assets                                                    $    130,669        $   123,273
                                                                             ================================

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
       Short-term bank borrowings                                            $         77        $        76
       Current portion of long-term bank loans                                        696                715
       Accounts payable                                                            10,582              6,283
       Amount due to a director                                                         -                180
       Fee payable for license                                                      1,000              1,800
       Fee payable for land use rights                                                275                275
       Salaries and allowances payable                                                944                541
       Advance payments from customers                                                216                 43
       Accrued expenses                                                             1,336              1,961
       Investment in a joint venture                                                  198                246
       Income tax provision                                                         3,585              4,384
                                                                             --------------------------------
             Total current liabilities                                             18,909             16,459
 Long-term bank loans                                                                 503                272
 Deferred tax liabilities, net                                                         43                 43
                                                                             --------------------------------
             Total liabilities                                                     19,455             16,774
                                                                             --------------------------------

 Shareholders' equity:
       Common stock, par value $0.01; 50,000,000 shares authorized;
           12,830,000 shares issued as of September 30, 2002 and
           March 31, 2002                                                             128                128
       Additional paid-in capital                                                  81,753             81,753
       Retained earnings                                                           33,994             29,415
       Accumulated other comprehensive deficit                                        (61)            (4,600)
                                                                             --------------------------------
                                                                                  111,214            106,499
       Less:  Treasury Stock, at cost, 689,147 shares as of September 30,          (4,600)            (4,600)
           2002 and March 31, 2002
                                                                             --------------------------------
             Total shareholders' equity                                           111,214            106,499
                                                                             --------------------------------
             Total liabilities and shareholders' equity                      $    130,669        $   123,273
                                                                             ================================

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                   UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
                  (Amounts expressed in United States dollars)

                                                         Three Months Ended                  Six Months Ended
                                                           September 30,                       September 30,
                                                  ---------------------------------  ----------------------------------
                                                         2002            2001              2002             2001
                                                  ---------------------------------  ----------------------------------
                                                     (unaudited)      (unaudited)       (unaudited)      (unaudited)
                                                               ( in thousands, except for per share data)
 Net Sales                                               $ 23,702        $  24,812        $   45,343         $ 48,090

 Cost of goods sold                                       (17,290)         (18,496)          (32,829)         (36,731)
                                                  ---------------------------------  ----------------------------------

 Gross profit                                               6,412            6,316            12,514           11,359

 Selling, general and administrative expenses              (4,010)          (4,355)           (7,879)          (7,985)

 Share of losses in joint venture                            (168)            (147)             (325)            (201)
                                                  ---------------------------------  ----------------------------------

 Operating income                                           2,234            1,814             4,310            3,173

 Other income, net                                            415              617               708            1,436
                                                  ---------------------------------  ----------------------------------

 Income before income taxes                                 2,649            2,431             5,018            4,609

 Provision for income taxes                                  (226)            (193)             (439)            (304)
                                                  ---------------------------------  ----------------------------------

 Income before minority interests                           2,423            2,238             4,579            4,305

 Minority interests                                             -              181                 -              186
                                                  ---------------------------------  ----------------------------------

 Net income                                              $  2,423        $   2,419        $    4,579         $  4,491
                                                  =================================  ==================================

 Net income per share                                    $   0.20        $    0.20        $     0.38         $   0.37
                                                  =================================  ==================================

 Weighted average number of shares outstanding             12,140           12,138            12,140           12,138
                                                  =================================  ==================================

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                  (Amounts expressed in United States dollars)

                                                                                               Six Months Ended
                                                                                                September 30,
                                                                                      ----------------------------------
                                                                                            2002                2001
                                                                                      ----------------------------------
                                                                                        (unaudited)          (unaudited)
                                                                                                 (in thousands)
Cash flows from operating activities:
     Income before minority interest                                                  $         4,579       $      4,305
      Adjustments to reconcile net income before minority interest to net cash provided by operating activities:
        Share of loss of a joint venture                                                          325                  -
        Depreciation and amortization                                                           2,632              2,323
        Gain on disposal of short-term investment                                                   -                (48)
        Loss on disposal of property, plant and equipment                                          38                  -
        Provision for promissory note receivable                                                   47                  -
        Provision for income tax                                                                  439                304
        Changes in operating assets and liabilities:
        Accounts receivable, net                                                               (4,135)              (805)
        Deposits, prepayments and other assets                                                   (538)              (413)
        Inventories                                                                              (777)               855
        Intangible assets                                                                           -               (800)
        Accounts payable                                                                        4,344             (5,617)
        Fee payable for license                                                                  (800)                 -
        Salaries and allowances payable                                                           403                  -
        Advance payment from customers                                                            173               (110)
        Accrued expenses                                                                         (625)               206
        Income tax payable                                                                     (1,238)                (3)

                                                                                      ---------------       ------------
             Net cash provided by operating activities                                          4,867                197
                                                                                      ---------------       ------------

Cash flows from investing activities:

        Purchase of short term investments                                                    (21,206)            (7,161)
        Proceed from disposal of short-term investments                                         1,523             29,404
        Purchase of property, plant and equipment                                              (1,540)            (1,507)
        Increase in loan to a joint venture                                                      (373)              (699)
        Decrease in amount due to a director                                                     (180)                 -
        Net cash outflow in respect of the acquisition of a subsidiary                              -                 (1)

                                                                                      ---------------       ------------
             Net cash (used in) provided by investing activities                              (21,776)            20,036
                                                                                      ---------------       ------------

Cash flows from financing activities:

        Addition of long-term bank loans                                                          691                  -
        Addition of short-term bank borrowings                                                      1                  -
        Issuance of treasury stock to employees                                                     -                  6
        Repayment of short-term bank borrowings                                                     -               (800)
        Repayment of long-term bank borrowings                                                   (479)              (482)

                                                                                      ---------------       ------------
             Net cash used in financing activities                                                213             (1,267)
                                                                                      ---------------       ------------

Net increase (decrease) in cash and cash equivalents                                          (16,696)            18,957
Cash and cash equivalents at beginning of year                                                 48,589             28,489
                                                                                      ---------------       ------------
Cash and cash equivalents at end of period                                            $        31,893       $     47,446
                                                                                      ===============       ============

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED

      (Amounts expressed in United States dollars unless otherwise stated)

Note 1  --  GENERAL

The accompanying unaudited consolidated financial statements of Global-Tech Appliances Inc. ("Global-Tech") have been prepared as of September 30, 2002 and for the six-month period then ended. The interim financial statements should be read in conjunction with the annual financial statements as of March 31, 2002. These statements reflect all adjustments which are, in the opinion of management, necessary to fairly present Global-Tech's financial position as of September 30, 2002 and its results of operations and cash flows for the six months ended September 30, 2002. The results of operations for the six months ended September 30, 2002 should not be considered indicative of the results expected for the year ending March 31, 2003.

Global-Tech is incorporated in the British Virgin Islands and is a holding company. Global-Tech and its subsidiaries are collectively referred to as the "Company." The Company is a designer and manufacturer of a wide range of small household appliances. The Company's main manufacturing and warehousing operations are located in Dongguan and Shenzhen, the People's Republic of China ("China"). The Company's products are sold to customers primarily in the United States and Europe.

On April 14, 1998, the Company issued 4,200,000 common shares, par value $0.01 per share, in connection with the initial public offering of its common shares (the "IPO"). On May 7, 1998, the Company issued an additional 630,000 common shares to the underwriters of the IPO pursuant to their exercise in full of the over-allotment option granted to them by the Company.

Note 2  --  SUBSIDIARIES

Details of the Company's principal subsidiaries as of September 30, 2002 were as follows:

                        Name                                    Country                Ownership
-----------------------------------------------------  -------------------------  -------------------
Wing Shing Products (BVI) Company Limited ...........  British Virgin Islands            100.0%
Wing Shing Overseas Limited .........................  British Virgin Islands            100.0
Pentalpha Enterprises Limited .......................  Hong Kong                         100.0
Pentalpha Hong Kong Limited .........................  Hong Kong                         100.0
Kwong Lee Shun Trading Company Limited ..............  Hong Kong                         100.0
Dongguan Wing Shing Electrical Products
    Factory Company Limited .........................  China                             100.0
Global-Tech USA, Inc. ...............................  United States                     100.0
Penatlpha Macau Commercial Offshore
    Limited .........................................  Macau                             100.0
Global Lite Array (BVI) Limited .....................  British Virgin Islands             76.8
Lite Array (BVI) Company Limited ....................  British Virgin Islands             76.8
Lite Array, Inc. ....................................  United States                      76.8

Global-Tech Appliances Inc. is a holding company of the above subsidiaries. It does not engage in daily business operations. Wing Shing Products (BVI) Company Limited is primarily engaged in selling finished goods to the Company's customers. Wing Shing Overseas Limited, Pentalpha Enterprises Limited and Pentalpha Hong Kong Limited are primarily engaged in buying raw materials and selling finished goods to the Company's customers. Kwong Lee Shun Trading Company Limited is a service company that provides management services to the Company. Dongguan Wing Shing Electrical Products Factory Company Limited is the Company's manufacturing facility located in Dongguan, China. Global-Tech USA, Inc. provides investor relations and consulting services to the Company. Pentalpha Macau Commercial Offshore Limited is a newly incorporated subsidiary primarily engaged in selling finished goods to the Company's customers. Global Lite Array (BVI) Limited is an investment holding company. Lite Array (BVI) Company Limited is a newly incorporated subsidiary of Global Lite Array (BVI) Limited primarily engaged in buying raw materials and selling organic solid state flat-panel displays to the Company's customers. Lite Array, Inc. is primarily engaged in research and development of organic solid state flat-panel displays.

Note 3  --  SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these statements are identical to those applied in preparing the latest annual financial statements. A summary of those significant accounting policies can be found in the Company's fiscal 2002 Annual Report on Form 20-F, filed on October 15, 2002, in the Notes to the Consolidated Financial Statements, Note 3, and under "Item 5.E--Operating and Financial Results and Prospects--Application of Critical Accounting Policies."

                           GLOBAL-TECH APPLIANCES INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2002

Recent Developments

     On December 17, 2002, Techtronic Industries Company Limited ("TTI") and Royal Appliance Mfg. Co. jointly announced that they have entered into a definitive agreement for TTI to acquire Royal Appliance. Royal Appliance is a major customer of ours in the floor care product category. Sales to Royal Appliance accounted for 42% of our net sales during fiscal 2002 and 44.8% of our net sales during the first six months of fiscal 2003. Royal Appliance is not contractually obligated to purchase floor care products from us, as we only sell to them on the basis of purchase orders. TTI is a Hong Kong-based manufacturer and marketer of home improvement products, floor care appliances and electronic measuring devices. There can be no assurance that after acquiring Royal Appliance, TTI will not begin to manufacture the floor care products we currently supply to Royal Appliance or that TTI will not utilize another sub-contractor to manufacture these products. If TTI does manufacture these products itself or utilize another sub-contractor, it could have a material adverse affect on our business, financial condition and results of operations.

General

     We design, manufacture and sell a wide range of small household appliances for brand marketers in developed countries. Our products, all of which are manufactured in China, are marketed by our customers under brand names such as Black & Decker(R), DeLonghi(R), Dirt Devil(R), Eureka(R), Hamilton Beach(R), Krups(R), Morphy Richards(R), Mr. Coffee(R), Proctor-Silex(R), Sunbeam(R) and West Bend(R). We manufacture over 160 different models, primarily in four product categories:

     .    kitchen appliances, such as coffeemakers and indoor grills;

     .    garment care products, such as steam irons;

     .    travel products and accessories, such as travel irons; and

     . floor care products, such as upright vacuum cleaners and hand-held steam vacuum cleaners.

     We were founded in 1963 and, for most of our history, operated as a contract manufacturer of products developed by our customers. In recent years, however, we have emphasized original design manufacturing. As an original design manufacturer, or ODM, we design and develop proprietary new products which we manufacture for our customers. This shift in emphasis was made possible by our forming a product design and development team consisting of engineers who focus on the development of new products. Net sales of our ODM products represented 48.3% and 43.4% of our net sales during the six months ended September 30, 2001 and September 30, 2002, respectively, with the remaining sales generated by our contract manufacturing activities. Sales of ODM products have decreased as a percentage of net sales over the last several years. This trend is expected to continue in the near term due to an anticipated increase in sales of new floor care products, which are primarily contract manufactured products. We expect to continue to emphasize our ODM strategy to the greatest extent possible, however, as ODM products generally have higher profit margins.

     We also are continuing to acquire new technologies in an effort to expand our capabilities in manufacturing finished products. These transactions are part of our long-term business strategy to gradually diversify and transform a portion of our manufacturing facility into higher-value, technology-oriented products that we believe will allow us to leverage our existing research and development and technical management staff in Hong Kong, as well as our manufacturing infrastructure in China. Our long-term strategic focus is to deemphasize component manufacturing, as such value-added opportunities are not consistently available.

     Since most of our purchases and sales are denominated in U.S. dollars, our financial statements are presented in U.S. dollars, our functional currency. Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. References to an interim period refers to the six month period ended September 30; for example, "2003 interim period" refers to the six month ended September 30, 2002. References to a quarterly period refer to our fiscal quarter ended on September 30; for example, "2003 quarterly period" refers to the fiscal quarter ended September 30, 2002.

Results of Operations

     The following table sets forth certain statement of income data as a percentage of net sales for the periods indicated:

                                                        Three Months Ended                  Six Months Ended
                                                           September 30,                      September 30,
                                                ---------------------------------- -----------------------------------
                                                      2002              2001              2002             2001
                                                ---------------- ----------------- ----------------- -----------------
Net sales                                             100.0%           100.0%            100.0%            100.0%
Cost of goods sold                                     72.9             74.5              72.4              76.4
                                                ---------------- ----------------- ----------------- -----------------
Gross profit                                           27.1             25.5              27.6              23.6
Selling, general and administrative expenses           16.9             17.6              17.4              16.6
Share of losses in joint venture                        0.7              0.6               0.7               0.4
                                                ---------------- ----------------- ----------------- -----------------
Operating income                                        9.5              7.3               9.5               6.6
Other income, net                                       1.8              2.5               1.6               3.0
                                                ---------------- ----------------- ----------------- -----------------
Income before income taxes                             11.3              9.8              11.1               9.6
Provision for income taxes                              1.0              0.8               1.0               0.6
                                                ---------------- ----------------- ----------------- -----------------
Income before minority interests                       10.3              9.0              10.1               9.0
Minority interests                                      0.0              0.7               0.0               0.4
                                                ---------------- ----------------- ----------------- -----------------
Net income                                             10.3%             9.7%             10.1%              9.4%
                                                ================ ================= ================= =================

Six Months ended September 30, 2002 Compared with Six Months ended September 30, 2001

     Net sales. Our net sales consist of our gross invoiced sales less discounts and returns. Net sales for the 2003 interim period were $45.3 million as compared to $48.1 million in the 2002 interim period. The decrease in net sales was mainly attributable to the decrease of kitchen appliance and garment care product sales, which was partially offset by an increase in contract manufacturing sales of floor care products. In the 2003 interim period, sales of floor care products increased approximately 47% over the 2002 interim period. There is no assurance, however, that our major floor care product customers will continue to purchase floor care products from us, as they are under no contractual obligation to do so. We believe that the increase in sales of floor care products will continue in the short term and should partially offset an expected continuing weakness in sales of kitchen appliances and garment care products. Net sales of Lite Array, Inc. electronic display units for the 2003 interim period were approximately $233,000.

     Net sales consist primarily of sales in our four major product categories: kitchen appliances, garment care products, travel products and accessories and floor care products. Sales in each product category for the 2003 interim period as compared to the 2002 interim period were as follows:

     . Sales of kitchen appliances decreased to $15.2 million, or 33.5% of net sales, from $22.2 million, or 46.3% of net sales, primarily due to decreased sales of breadmakers, food steamers and indoor grills. These products were once in high demand and comprised a significant portion of our revenues in the past. More recently, however, demand has waned for these products and due to continued pressure from our customers to reduce prices on these products, we have ceased manufacturing certain kitchen appliance products.

     . Sales of garment care products decreased to $1.5 million, or 3.3% of net sales, as compared to $5.1 million, or 10.6% of net sales, primarily due to decreased sales of steam irons to a major European customer.

     . Sales of travel products decreased to $350,000, or 0.8% of net sales, from $669,000, or 1.4% of net sales, primarily due to decreased sales of travel irons and travel sets. The decrease is attributable to lower demand for these products.

     . Sales of floor care products increased to $26.2 million, or 57.8% of net sales, from $17.8 million, or 37.0% of net sales, primarily due to increased sales of a new model for one major floor care products customer. This increase also is attributable in part to an increase in sales to another customer in the second quarter of fiscal 2003.

     Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Gross profit in the 2003 interim period was $12.5 million, or 27.6% of net sales, as compared to $11.4 million, or 23.6% of net sales, in the 2002 interim period. Gross profit as a percentage of net sales increased in the 2003 interim period primarily because cost of goods sold decreased over the prior period at a more accelerated rate than net sales decreased. Cost of goods sold decreased $3.9 million in the 2003 interim period due to decreases in raw material costs ($2.9 million decrease over the comparable period), direct and indirect labor costs ($511,000 decrease over the comparable period) and the cost of consumables ($540,000 decrease over the comparable period) and other overheads. Raw material and other costs decreased primarily due to lower sales volume during the 2003 interim period. We have continued to retain tight control of manufacturing overheads such as labor and consumables. We anticipate that cost of goods sold will continue to decrease throughout the remainder of fiscal 2003. We are, however, in the process of developing some new products, and we expect to incur additional overhead and raw material costs in the early production stages that may offset any further decreases in costs of goods sold related to the reduced sales volume.

     Selling, general and administrative expenses. The primary components of our selling, general and administrative ("SG&A") expenses include expenses related to advertising and promotion, product design and development, transportation of finished goods, salaries for our marketing and administrative personnel, professional fees and utilities. SG&A expenses were approximately $7.9 million in the 2003 and 2002 interim periods, or 17.4% and 16.6% of net sales, respectively, in the 2003 and 2002 interim periods. SG&A expenses increased as a percentage of net sales due to the decrease in net sales in the 2003 interim period. Excluding the SG&A expenses incurred by Lite Array, we would have saved approximately $1.1 million. We are in the process of selling Lite Array's thin-film electroluminescent, or TFEL, display business to the former management of Lite Array. Therefore, we anticipate that SG&A will decrease throughout the remainder of fiscal 2003, which may be partially offset to some degree by an increase in certain SG&A expenses related the development of new products.

     The primary components of our design and development expenses include sample design fees, patent fees, testing charges, inspection fees and salaries for our engineers and designers. Design and development expenses in the 2003 interim period were approximately $710,000 compared to $850,000 in the 2002 interim period. The decrease in design and development expenses was due to decreased salaries for engineers and designers and product safety testing expenses.

     Share of losses in joint venture. The share of loss in joint venture in the 2003 interim period was approximately $325,000 as compared to $201,000 in the 2002 interim period. The loss represented through Lite Array, our share of costs of operating a production facility for TFEL displays in Jiangmen, China. On October 30, 2002, we had entered into an agreement to sell the TFEL display business, including the interest in the joint venture manufacturing facility in Jiangmen, China, to the former management of Lite Array.

     Interest expense and other income, net. Interest expense consists of interest on our short- and long-term bank credit facilities. Interest expense was approximately $41,500 in the 2003 interim period as compared to $146,000 in the 2002 interim period. The decrease in interest expense was due to decreased borrowing requirements. Other income, net includes tooling income, interest income and non-recurring income. Other income, net was $708,000 in the 2003 interim period as compared to $1.4 million in the 2002 interim period. The decrease in other income, net was primarily attributable to a decrease in interest income during the 2003 interim period, as we invested less of the remaining cash on hand from the net proceeds of our initial public offering and cash generated from operating activities. Instead, we have invested this cash in acquiring new technologies in an effort to expand our capabilities in manufacturing other finished products.

     Income tax. We had taxable income in Hong Kong in the 2003 and 2002 interim periods. The financial statements include provisions for Hong Kong profits tax of approximately $439,000 and $304,000 in the 2003 and 2002 interim periods, respectively. We do not believe that our current method of operations would subject us to material U.S. taxes because we should not be considered to have significant income effectively connected with a trade or business in the U.S. No income tax was payable by us in China during this period because our subsidiary in China had accumulated tax losses during these periods.

     Minority interests. During the 2002 interim period, we acquired a controlling interest of Global Lite Array (BVI) Ltd., a flat-panel display business. Our 2002 interim period results included $181,000 of income from Global Lite Array's operations during that period. There was no minority interest in the 2003 interim period.

     Net income. Net income for the 2003 interim period was $4.6 million, or $0.38 per share, as compared to $4.5 million, or $0.37 per share, for the 2002 interim period.

Three Months ended September 30, 2002 Compared with Three Months ended September 30, 2001

     Net sales. Net sales for the 2003 quarterly period decreased approximately 4.5% to $23.7 million from $24.8 million in the 2002 quarterly period. The decrease in net sales was mainly attributable to the decrease in sales of kitchen appliances and garment care products, which was partially offset by an increase in contract manufacturing sales of floor care products. There is no assurance that the increase in net sales of floor care products will continue, as our customers are under no contractual obligation to continue to purchase such products from us.

     Sales in each product category for the 2003 quarterly period as compared to the 2002 quarterly period were as follows:

     . Sales of kitchen appliances decreased to $8.1 million, or 34.1% of net sales, from $11.8 million, or 47.6% of net sales, primarily due to decreased sales of breadmakers, food steamers, electric knives and food processors. Demand has waned for these products. Sales of these products also has decreased due to significant price competition in this product category, which is expected to continue.

     . Sales of garment care products decreased to $812,000, or 3.4% of net sales, as compared to $2.4 million, or 9.7% of net sales, primarily due to decreased sales of steam irons to a major European customer.

     . Sales of travel products decreased to $112,000, or 0.5% of net sales, as compared to $317,000, or 1.3% of net sales, primarily due to decreased sales in travel irons and iron sets as a result of the decreased demand for these products.

     . Sales of floor care products increased to $13.5 million, or 57.2% of net sales, as compared to $9.1 million, or 36.6% of net sales, primarily due to increased sales of a new model for our major floor care products. We also had increased sales to a new customer since the first quarter of fiscal 2003.

     Gross profit. Gross profit in the 2003 quarterly period was $6.4 million, or 27.1% of net sales, as compared to $6.3 million, or 25.5% of net sales, in the 2002 quarterly period. Gross profit as a percentage of net sales increased in the 2003 quarterly period primarily because cost of goods sold decreased over the prior period at a more accelerated rate than net sales decreased. Cost of goods sold decreased $1.2 million in the 2003 quarterly period due to decreases in raw material costs ($780,000 decrease over the comparable period) and decreased manufacturing overhead, including direct and indirect labor costs ($170,000 decrease over the comparable quarterly period) and the cost of consumables and repair and maintenance ($200,000 and $50,000 decrease, respectively, over the comparable quarterly period). Raw material and other costs decreased primarily due to lower sales volume during the 2003 quarterly period. We have continued to retain tight control of manufacturing overheads such as labor and consumables. We anticipate that cost of goods sold will continue to decrease throughout the remainder of fiscal 2003. We are, however, in the process of developing some new products, and we expect to incur additional overhead and raw material costs in the early production stages that may offset any further decreases in costs of goods sold related to the reduced sales volume.

     Selling, general and administrative expenses. SG&A expenses in the 2003 quarterly period were $4.0 million, or 16.9% of net sales, as compared to $4.4 million, or 17.6% of net sales, in the 2002 quarterly period. The decrease was primarily due to decreases in legal and professional fees ($134,000 decrease over the comparable quarterly period), wages paid to the administrative staff ($32,000 decrease over the comparable quarterly period) and other expenses. SG&A expenses included $489,000 attributable to Lite Array which will not be incurred in the future. Therefore, we anticipate that SG&A will decrease throughout the remainder of fiscal 2003, which may be partially offset to some degree by an increase in certain SG&A expenses related the development of new products.

     Design and development expenses in the 2003 quarterly period were $340,000 as compared to $415,000 in the 2002 quarterly period. The decrease in design and development expenses was due to decreased sample design fees, product safety testing charges and salaries and wages paid to our design and engineering staff.

     Share of losses in joint venture. The share of loss in joint venture in the 2003 quarterly period was approximately $168,000 as compared to $147,000 in the 2002 quarterly period. The loss represented, through Lite Array, our share of costs of operating a production facility for TFEL displays in Jiangmen, China. On October 30, 2002, we entered into an agreement to sell the TFEL business, including the interest in the joint venture manufacturing facility in Jiangmen, China, to the former management of Lite Array.

         Interest expense and other income, net. Interest expense was $15,000 in the 2003 quarterly period, as compared to $77,543 in the 2002 quarterly period. The decrease in interest expense was due to decreased borrowings. Other income, net was $415,000 in the 2003 quarterly period, as compared to $617,000 in the 2002 quarterly period. The decrease in other income, net was primarily attributable to a decrease of interest income in the 2003 interim period, as we invested less of the net proceeds from our initial public offering and cash generated from operating activities. Instead, we have invested this cash in acquiring new technologies in an effort to expand our capabilities in manufacturing other finished products.

         Income tax. We had taxable income in Hong Kong in the 2003 and 2002 quarterly periods. The financial statements include provisions for Hong Kong profits tax of approximately $226,000 and $193,000 in the 2003 and 2002 quarterly periods, respectively. We do not believe that our current method of operations would subject us to material U.S. taxes because we should not be considered to have significant income effectively connected with a trade or business in the U.S. No income tax was payable by us in China during this period because our subsidiary in China had accumulated tax losses during these periods.

         Minority interests. During the 2002 quarterly period, we absorbed approximately $181,000 in losses from the operations of Global Lite Array (BVI) Ltd. during that period. There was no minority interest in 2003 quarterly period.

         Net income. Net income for both the 2003 and 2002 quarterly periods was $2.4 million, or $0.20 per share.

Liquidity and Capital Resources

         Our primary sources of financing have been cash from operating activities and borrowings under credit agreements with various banks. Net cash provided by operating activities during the 2003 interim period was $4.9 million as compared to approximately $197,000 in 2002 interim period. During the 2002 interim period, the increase in net cash provided by operating activities was mainly due to the increase in accounts payable, which was due to the increased stocking of raw materials for the peak production period in the 2003 interim period. The shift in current asset balances since March 31, 2002 from cash and cash equivalents to short-term investments reflects our estimated cash reserve being adequate to meet current liabilities.

         At September 30, 2002, accounts receivable were $16.5 million, as compared to $12.3 million at March 31, 2002. Receivables at September 30, 2002 represented 66.4 days of sales, as compared to 62.0 days of sales at March 31, 2002. We have continued to extend the payment terms for one of our largest customers, Royal Appliance, which purchases floor care products from us, in order to attract additional business from this customer and we expect to continue to do so in the future.

         At September 30, 2002, inventories were $10.4 million, as compared to $9.6 million at March 31, 2002. Our inventories consist primarily of raw materials needed for future production. The increase was mainly due to our increased stocking of raw materials for the production of floor care products in the peak production season. This increase in inventory was partially offset by our use of raw materials already in our warehouse as we consumed more raw materials in the first quarter than we purchased.

         At September 30, 2002, accounts payable were approximately $10.6 million as compared to $6.2 million at March 31, 2002. The increase was mainly due to our increased stocking of raw materials for the production of floor care products during the peak production period in the 2003 interim period. As discussed above, we had used more raw materials during the first quarter than we had earlier purchased. Working capital increased from $64.9 million at March 31, 2002 to $71.1 million at September 30, 2002 due primarily to increases in short-term investments and accounts receivable.

         In October 1998, we made a loan to a start-up U.S. corporation wholly owned by the spouse of a corporate executive in the original principal amount of $1.0 million, bearing interest at a fixed annual rate of 7.0% and payable in quarterly installments of approximately $81,000 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. As of September 30, 2002, accrued interest on the loan was approximately $317,066. We have reserved fully against the interest due. As this company is currently in the development stage, there can be no assurance that the loan will be repaid on a timely basis, if at all.

         In October 1999, we made a loan to a director for the purchase of a residence. The loan is in the original principal amount of $460,000, bearing interest at a fixed annual rate of 6.02%, and is secured by a mortgage on the property. The loan is payable in six years with annual installments of approximately $77,000 of principal together with interest on the unpaid principal balance, commencing October 21, 2000. Payments on the loan will be forgiven in arrears, however, on each payment due date in consideration for the director's continued service to us.

         Our aggregate capital expenditures were $1.5 million during each of the 2002 and 2003 interim periods. During the 2003 interim period, the capital expenditure was mainly incurred for acquisition of fixed assets. Our outstanding capital commitments as of September 30, 2002 were approximately $500,000, primarily for the furnishing of our new administrative office and the acquisition of tooling and purchase of machinery and equipment. We expect to incur an aggregate of approximately $1.4 million in capital expenses for the expansion of the Dongguan facility in fiscal 2003 to support our OLED display program. We plan to implement the initial phase of the expansion, involving building a prototype assembly line incorporating one evaporator and using samples from this line to determine whether there is sufficient market interest to support building a full scale pilot line.

         We finance our operations and capital expenditures primarily by cash flows from operations, proceeds from our initial public offering and borrowings. Our revolving credit facilities with Standard Chartered Bank, HongkongBank and Citibank, N.A. have an aggregate facilities limit of approximately $35.7 million as of September 30, 2001, bearing interest at floating commercial bank lending rates in Hong Kong, which ranged from 5.125% to 6.125% per annum as of September 30, 2002. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time and was $77,000 in September 2002. Our outstanding borrowings vary according to our seasonal working capital requirements. As of September 30, 2002, the amount utilized for overdrafts, bank loans, guarantees and letters of credit under our bank facilities was $1.9 million.

         As of September 30, 2002, our long-term debt consisted of four term loans with an aggregate outstanding amount of $1.2 million (including the current portion of long-term debt), all of which was provided by Standard Chartered Bank under the revolving credit facility to finance the purchase of machinery, equipment and motor vehicles. These loans bear interest at rates per annum currently ranging from 2.94% to 5.88% and mature on various dates through the year 2004. All of such loans are payable in monthly installments which were approximately $80,000 as of September 30, 2002.

         We anticipate that cash generated from operating activities should be adequate to satisfy our capital requirements for at least 18 to 24 months. We have in the past considered potential acquisitions of complimentary businesses. Although we have not reached an agreement for such an acquisition, we plan to continue to pursue selected acquisitions of complementary businesses. In the event that we should consummate such an acquisition, our capital requirements could increase.

         Our acquisition of Lite Array, Inc. was completed in May 2002. The acquisition was accomplished through a newly-formed subsidiary, Global Lite Array (BVI) Limited, into which we contributed our convertible bond investment in Lite Array plus $3.8 million of cash. In turn, the former common shareholders of Lite Array contributed their Lite Array shares into Global Lite Array in exchange for 9.2% of the outstanding shares of Global Lite Array, and the holders of Lite Array debt exchanged $4.0 million in Lite Array debt in exchange for 14.0% of the outstanding shares of Global Lite Array. Lite Array is a California-based company involved extensively in the research, development and pre-production of inorganic and organic solid state flat-panel displays. Lite Array also operates a joint venture manufacturing plant in Jiangmen, China. Total consideration for our investment in Lite Array was approximately $9.6 million, of which approximately $3.8 million was settled in cash and we took responsibility for paying for the balance due on a license of $1.8 million. The remaining portion of the consideration was satisfied in exchange of convertible notes issued by Lite Array in fiscal 2001.

         As part of our analysis of the potential for Lite Array's TFEL display business and the joint venture, we determined that the long-term prospects might be limited. Global Lite Array's board of directors decided, at a June 10, 2002 board meeting, to discontinue the production of TFEL displays and cease funding the joint venture in China as of September 30, 2002. A presentation was made regarding this matter to our board of directors on June 30, 2002 and a decision was made to write off the value of Lite Array's investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us.

         A balance due on the small molecule OLED license we assumed as a result of our acquisition of Lite Array remained unpaid as of September 30, 2002. A partial payment of $800,000 was made on this license during the 2003 interim period. Pursuant to the license arrangement, Lite Array must pay royalties of a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries before January 1, 2004. Lite Array also must pay royalties of the greater of a fixed amount or a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries after January 1, 2004. The license expires in 2023 and may be terminated at any time after January 1, 2004.

         On October 18, 2002, we announced that our Lite Array subsidiary had acquired a license from Luxell Technologies Inc. of Toronto, Ontario, Canada to incorporate Luxell's proprietary Black Layer(R) technology in the production of OLED displays. We believe this technology should further accelerate and support our recent announcement to concentrate Lite Array's research and development efforts on OLED displays and our plans to set up a pilot production line for developing and producing OLED displays.

         On November 1, 2002, we announced that our subsidiary, Global Lite Array (BVI) Limited, entered into an agreement to sell Lite Array's TFEL display business, including the interest that Lite Array owns in a joint venture manufacturing facility in Jiangmen, China, to the former management of Lite Array. The transaction, which is subject to certain closing conditions, is expected to be completed within 60 days. The transaction is not expected to have a material affect on our business, results of operations or financial condition.

         Inflation. From 1996 through 2001 and the first six months of 2002, the rate of inflation in Hong Kong has ranged from approximately -5.3% to 9.0% (approximately -0.4% during 2001) and the average rate of inflation in China has ranged from approximately -2.1% to 17.0% (approximately -0.4% during 2001). As a general matter, the effect of this inflation on us is primarily limited to labor costs, which represent a small component of our total expenses. As we purchase most of our raw materials outside China, inflation in China does not have a significant effect on our overall costs.

         Currency and exchange rates. Our functional currency is the U.S. dollar. Nearly all of our sales are denominated in U.S. dollars. The majority of our expenses, including wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and other expenses are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and German mark. The majority of raw materials are purchased using Hong Kong dollars. The Hong Kong dollar is pegged to the U.S. dollar. We have not been significantly affected by exchange rate fluctuations and therefore have not needed to hedge our positions.